UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34530

U.S. Concrete, Inc.

(Exact name of registrant as specified in its charter)

331 N. Main St

Euless, Texas 76039

(817) 835-4105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share: One (1)*

*

On August 26, 2021, pursuant to an Agreement and Plan of Merger, dated as of June 6, 2021, by and among Vulcan Materials Company, a New Jersey corporation (“Parent”), Grizzly Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Grizzly Merger Sub”), and U.S. Concrete, Inc., a Delaware corporation (the “Company”), Grizzly Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

U.S. CONCRETE, INC.
	By:	/s/ Ronnie Pruitt
Date: September 7, 2021		Name: Ronnie Pruitt Title: President and Chief Executive Officer